Exhibit 11

Brush Engineered Materials Inc. and Subsidiaries

Computation of Per Share Earnings

	Third Quarter Ended		Nine Months Ended

	Oct. 1	Sept. 26	Oct. 1	Sept. 26
	2004	2003	2004	2003

Basic:
Average shares outstanding	18,936,641	16,563,098	17,414,097	16,562,559

Net income/(loss)	$3,431,000	$(3,060,000)	$13,755,000	$(6,039,000)
Per share amount	$0.18	$(0.18)	$0.79	$(0.36)

Diluted:
Average shares outstanding	18,936,641	16,563,098	17,414,097	16,562,559
Dilutive stock options based on the treasury stock method using average market price	372,052	—	342,562	—

Totals	19,308,693	16,563,098	17,756,659	16,562,559

Net income/(loss)	$3,431,000	$(3,060,000)	$13,755,000	$(6,039,000)
Per share amount	$0.18	$(0.18)	$0.77	$(0.36)